Filed Pursuant to Rule 424(b)(7)
Registration No. 333-261235
PROSPECTUS SUPPLEMENT NO. 1
(To Prospectus Dated November 19, 2021)
This Prospectus Supplement No. 1 (this “Prospectus Supplement”) amends and supplements information contained in that certain prospectus, dated November 19, 2021, as may be amended and supplemented from time to time (the “prospectus”), relating to the offer and sale by the selling shareholders listed in the section of this Prospectus Supplement entitled “Selling Shareholders,” of up to 14,354,162 shares of common stock, par value $0.01 per share (“common stock”), of Callon Petroleum Company (“Callon,” the “Company,” “we” or “us”), which consists of: (i) 5,512,623 shares of common stock issued to Chambers Investments, LLC (“Kimmeridge”) pursuant to that certain exchange agreement, dated August 3, 2021, between the Company and Kimmeridge (the “Exchange Agreement,” and such transactions thereunder, the “Exchange”) and (ii) 8,841,539 shares of common stock issued to Primexx Energy Partners, Ltd., BPP Energy Partners, LLC (together with Primexx Energy Partners, Ltd., the “Primexx Entities”), Primexx Resource Development, LLC and BPP Acquisition LLC pursuant to those certain purchase and sale agreements, dated August 3, 2021, between the Company and Primexx Resource Development, LLC and BPP Acquisition LLC.
We are filing this Prospectus Supplement to supplement and amend the “Selling Shareholders” table on page 14 and the applicable footnotes on pages 14 and 15 of the prospectus to reflect certain transfers of common stock from certain of the Primexx Entities, which were previously identified in the prospectus, to certain of the selling shareholders named herein.
This Prospectus Supplement is not complete without, and may not be delivered or used except in connection with, the prospectus. This Prospectus Supplement is qualified by reference to the prospectus, except to the extent that the information provided by this Prospectus Supplement supersedes information contained in the prospectus.
Our common stock is listed on the New York Stock Exchange under the symbol “CPE.”
Our principal executive offices are located at One Briarlake Plaza, 2000 W. Sam Houston Parkway S., Suite 2000, Houston, Texas 77042, and our telephone number is (281) 589-5200.
Investing in our shares involves risks. See “Risk Factors” beginning on page 8 of the prospectus, and any similar section contained in any applicable prospectus supplement concerning factors you should consider before investing in our shares.
Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the securities that may be offered under the prospectus and this Prospectus Supplement, nor have any of these organizations determined if this Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this Prospectus Supplement is April 6, 2022.

SELLING SHAREHOLDER
The “Selling Shareholders” table previously presented on page 14, and the applicable footnotes on pages 14 and 15 of the prospectus, is hereby amended and supplemented by this Prospectus Supplement.
On April 4, 2022, (i) 50% of the Escrow Shares (as previously defined in the prospectus) were released from the applicable escrow accounts in accordance with the terms of the Purchase Agreements (as previously defined in the prospectus) and (ii) a portion of such Escrow Shares were distributed to BPP HoldCo LLC. As previously disclosed, the remaining shares in the applicable escrow accounts not then subject to indemnity claims will be released on or about October 1, 2022. Additionally, on April 4, 2022, a portion of the shares of common stock directly held by certain of the Primexx Entities was distributed to BPP HoldCo LLC. The information set forth in the table below has been updated solely to add BPP HoldCo LLC as a selling shareholder as a result of the foregoing distributions (the “Distributions”).
The information contained in the table below in respect of the selling shareholders (including the number of shares of common stock beneficially owned and the number of shares of common stock offered) has been obtained from the selling shareholders and has not been independently verified by us. The registration for resale of the shares of common stock does not necessarily mean that the selling shareholders will sell all or any of these shares. In addition, the selling shareholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, shares of common stock in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, after the date on which they provided the information set forth in the table below.
The information set forth in the following table regarding the beneficial ownership after resale of the shares of common stock is based upon the assumption that the selling shareholders will sell all of the shares of common stock beneficially owned by them that are covered by this Prospectus Supplement. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to shares of common stock and the right to acquire such voting or investment power within 60 days through the exercise of any option, warrant or other right. The selling shareholders named in the table have not held any position or office or had any other material relationship with us or our affiliates during the three years prior to the date of this Prospectus Supplement except as follows and as otherwise described in the footnotes to the following table: as previously disclosed on our Form 8-K filed on October 1, 2020, on September 30, 2020, we entered into (i) a purchase agreement with Kimmeridge pursuant to which Kimmeridge purchased $300 million of aggregate principal amount of our 9.00% Senior Secured Second Lien Notes (the remaining $197 million of which was held by Kimmeridge as of the closing of the Exchange and which were exchanged for shares of our common stock pursuant to the terms of the Exchange Agreement) and warrants to purchase shares of our common stock (all of which were exercised in February 2021) and (ii) a purchase and sale agreement with Kimmeridge pursuant to which we sold to Kimmeridge, for an aggregate purchase price of $140 million, an undivided 2.0% (on an 8/8ths basis) overriding royalty interest, proportionately reduced to Callon’s net revenue interest, in and to Callon’s operated leases. The inclusion of any shares of common stock in this table does not constitute an admission of beneficial ownership for the selling shareholders named below. As of April 5, 2022, we had 61,493,753 shares of common stock issued and outstanding.

	Shares of Common Stock Beneficially Owned Prior to the Offering	Shares of Common Stock Offered Hereby	Shares of Common Stock Beneficially Owned After the Offering (1)
Name of Selling Shareholder			Number	Percentage
Chambers Investments, LLC (2)	11,700,780	5,512,623	6,188,157	10.1%
BPP HoldCo LLC (3)(4)	6,819,694	6,819,694	—	—

(1)	Assumes the selling shareholders sell all of the shares of common stock offered pursuant to this Prospectus Supplement.
(2)	Based on Schedule 13G/A filed with the SEC on November 5, 2021 on behalf of Kimmeridge Energy Management Company, LLC, which is the investment adviser to the parent company of Chambers Investments, LLC. Benjamin Dell, Neil McMahon, Henry Makansi, Noam Lockshin and Alexander Inkster have shared voting and investment control over the securities held by Chambers Investments, LLC by virtue of serving as the manager members of KEMC Fund V GP, LLC, the general partner of each of the members of Chambers Investments, LLC. The business address of Chambers Investments, LLC is Kimmeridge Energy Management Company, LLC, 412 West 15th Street, 11th Floor, New York, NY 10011.
(3)	BX Primexx Topco LLC is the sole member of BPP HoldCo LLC. BCP VII/BEP II Holdings Manager L.L.C. is the managing member of BX Primexx Topco LLC. Blackstone Energy Management Associates II L.L.C. and Blackstone Management Associates VII L.L.C. are the managing members of BCP VII/BEP II Holdings Manager L.L.C. Blackstone EMA II L.L.C. is the sole member of Blackstone Energy Management Associates II L.L.C. BMA VII L.L.C. is the sole member of Blackstone Management Associates VII L.L.C. Blackstone Holdings III L.P. is the managing member of each of BMA VII L.L.C. and Blackstone EMA II L.L.C. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P. Blackstone Inc. is the sole member of Blackstone Holdings III GP Management L.L.C. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. The address of the principal business office of Blackstone Inc. is 345 Park Avenue, New York, NY 10154.
(4)
Represents the sum of (i) 4,402,340 shares of common stock previously held directly by certain of the Primexx Entities that were distributed to BPP HoldCo LLC in the Distributions (which amount equals 6,254,341 Directly Issued Shares (as defined in the prospectus) held by the Primexx Entities as of November 19, 2021 less an aggregate of 1,852,001 shares, comprised of shares of common stock (A) disposed of by certain of the Primexx Entities since November 19, 2021 and (B) distributed to certain holders of interests in the Primexx Entities), (ii) 1,208,678 Escrow Shares released from the applicable escrow accounts in accordance with the Purchase Agreements on April 4, 2022 and distributed to BPP HoldCo LLC and (iii) up to 1,208,676 Escrow Shares to be released from the applicable escrow accounts in accordance with the Purchase Agreements on or about October 1, 2022 (subject to holdback for indemnity claims thereunder) and to be distributed to BPP HoldCo LLC.